SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

                              Amendment No. 1

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
          AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          BiznessOnline.com, Inc.
                  ----------------------------------------
                              (Name of Issuer)

                   Common Stock, Par Value $.01 per Share
                  ----------------------------------------
                       (Title of Class of Securities)

                                 091791103
                  ----------------------------------------
                               (CUSIP Number)


                         Samuel G. Rubenstein, Esq.
                Executive Vice President and General Counsel
                          MCG Capital Corporation
                      1100 Wilson Boulevard, Suite 800
                            Arlington, VA 22209
                               (703) 247-7540
                  ----------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                               June 30, 2001
                  ----------------------------------------
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (e), 13d-1(f) or 13d-1(g), check the following box / /

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                                                         Page 2 of 5 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MCG Capital Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,339,112

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    3,339,112

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,339,112

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.6%

14  TYPE OF REPORTING PERSON

    CO


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                                                         Page 3 of 5 Pages

                                    13D

CUSIP No. 091791103

1   NAME OF REPORTING PERSON/
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

    MCG Finance Corporation

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    OO

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       3,339,112

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    3,339,112

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    3,339,112

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    26.6%

14  TYPE OF REPORTING PERSON*

    CO



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                                                        Page 4 of 5 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) As of June 30, 2001, the Reporting Persons became contractually entitled to receive 717,093 warrants to purchase 717,093 Shares (the "June Warrants"). The Reporting Persons have not received the June Warrants, and, although the Reporting Persons have reported beneficial ownership of all Shares and warrants they are entitled to receive, unless and until the June Warrants are issued to the Reporting Persons, the Reporting Persons cannot convert the June Warrants into Shares. Accordingly, the Reporting Persons disclaim beneficial ownership of the Shares underlying the June Warrants. If the June Warrants and other previously reported warrants that have not been issued are aggregated with the Reporting Persons' previously reported beneficially owned Shares, the Reporting Persons would beneficially own or be deemed to beneficially own 3,339,112 Shares or 26.6% pursuant to Rule 13d-3.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MCG CAPITAL CORPORATION



Dated:  July 12, 2001            By:  /s/ Samuel G. Rubenstein
                                     ---------------------------------------
                                 Name:  Samuel G. Rubenstein
                                 Title: Attorney-in-Fact, duly authorized under
                                        Power of Attorney dated June 28, 2001


                          MCG FINANCE CORPORATION



Dated:  July 12, 2001            By:  /s/ Samuel G. Rubeinstein
                                     --------------------------------------
                                 Name:  Samuel G. Rubenstein
                                 Title: Attorney-in-Fact, duly authorized under
                                        Power of Attorney dated June 28, 2001